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                                                     Exhibit 12.01


                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

          FISCAL YEARS ENDED SEPTEMBER 1999, 1998, 1997, 1996 AND 1995
                   AND TWELVE MONTHS ENDED SEPTEMBER 30, 2000
                             (Dollars in Thousands)


                                            Nine Months   Twelve Months
                                              Ended           Ended
                                           September 30,  September 30,             Fiscal Years Ended September 30,
                                               2000           2000          1999        1998       1997      1996       1995

Earnings:
  Earnings From Continuing Operations         $ 6,356      $11,473        $24,451     $24,837    $26,347    $23,898    $21,421
  Add:  Provisions for Income Taxes            11,568       15,746         17,510      16,255     16,803     15,700     13,823
        Fixed Charges (per below)              15,483       20,779         18,729      18,439     17,690     15,105     13,227

Total Earnings (as defined by Reg. S-K)       $33,407      $47,998        $60,690     $59,531    $60,840    $54,703    $48,471

Fixed Charges:
  Interest on Long-Term Debt                  $ 9,409      $12,617        $13,657     $15,040    $15,139    $12,252    $11,116
  Other Interest Expense                        5,897        7,929          4,642       3,145      2,294      2,589      1,974
  Amort. of Debt Disc. & Exp., Net                112          149            353         162        163        152        137
  Rentals Interest Portion                         65           84             77          92         94        112         -

Total Fixed Charges (as defined by Reg. S-K)  $15,483      $20,779        $18,729     $18,439    $17,690    $15,105    $13,227

Coverage Ratio (Earnings/Fixed Charges)          2.16         2.31           3.24        3.23       3.44       3.62       3.66



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